                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of November, 2002



                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

               167, Samsung-dong, Kangnam-ku, Seoul 135-791, Korea
                    (Address of principal executive offices)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F X     Form 40-F
                                   ___             ______

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                 Yes         No X
                                     _____     ___

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)
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            DISPOSAL OF EQUITY (SHARES) INVESTED TO OTHER COMPANIES

----------------------------------------------------------------------------------------------------------------------
                  Company Name                                         Powercomm Co., Ltd.
                  ----------------------------------------------------------------------------------------------------
                  Representative                                       Suh, Sa Hyun
                  ----------------------------------------------------------------------------------------------------
1. Details of     Relationship with KEPCO                              Subsidiary
   Concerning     ----------------------------------------------------------------------------------------------------
   Company        Paid-in Capital (in Korean Won)                                                      750,000,000,000
                  ----------------------------------------------------------------------------------------------------
                  Total Number of Shares Issued and Outstanding                                            150,000,000
                  ----------------------------------------------------------------------------------------------------
                  Major Business                                       Lease of Line Network (Telecommunication)
                  ----------------------------------------------------------------------------------------------------
                  Place of Location                                    891, Daechi-dong, Gangnam-gu, Seoul
----------------------------------------------------------------------------------------------------------------------
                  Amount of Sale Proceeds (in Korean Won)                                              819,000,000,000
                  ----------------------------------------------------------------------------------------------------
                  Total Number of Shares Disposed                                                           68,250,000
                  ----------------------------------------------------------------------------------------------------
2. Details of     Total Number of Shares Owned by KEPCO after Disposal                                      65,993,000
   Disposal       ----------------------------------------------------------------------------------------------------
                  Ownership by KEPCO after Disposal                                                               44 %
                  ----------------------------------------------------------------------------------------------------
                  Date of Closing                                      December 16, 2002
----------------------------------------------------------------------------------------------------------------------
3. Purpose of Disposal                                                 Pursuant to the privatization plan of public
                                                                       corporations by Korean government.
----------------------------------------------------------------------------------------------------------------------
4. Aggregate Amount of the Shares Which Has Been Disposed by KEPCO                                     819,000,000,000
in Fiscal Year 2002 including This Disposal (in Korean Won) = "A"
----------------------------------------------------------------------------------------------------------------------
5. Total Amount of Shareholders' Equity of KEPCO as of the End of                                    3,200,504,380,000
the Immediately Preceding Fiscal Year (in Korean Won) = "B"
----------------------------------------------------------------------------------------------------------------------
6. "A/B"                                                                                                        25.6 %
----------------------------------------------------------------------------------------------------------------------
7. Date on which the Resolution of Board of Directors was Made to      November 30, 2002
Dispose Shares
----------------------------------------------------------------------------------------------------------------------
8. Whether or not Fair Trade Act is Applicable?                        N/A
----------------------------------------------------------------------------------------------------------------------
9. Total Amount of Assets as of the End of the Immediately Preceding                                 1,391,431,907,157
Fiscal Year of the Concerning Company (in Korean Won)
----------------------------------------------------------------------------------------------------------------------

* Enclosed; Selected "Share Sale And Purchase Agreement"

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                       SHARE SALE AND PURCHASE AGREEMENT

     This SHARE SALE AND PURCHASE AGREEMENT is made as of this 29th day of November, 2002 by and between Korea Electric Power Corporation, a company organized and existing under the laws of Korea with its registered principal office at 167, Samsung-Dong, Kangnam-Gu, Seoul, 135-791, Korea (the "Seller"), and DACOM Corporation, a company organized and existing under the laws of Korea with its registered principal office at DACOM Bldg., 706-1, Yeoksam-Dong, Kangnam-Gu. Seoul, 135-987, Korea ("DACOM").

     WHEREAS, the Seller owns 134,243,000 Shares (as defined below) of Powercomm Corporation, a company organized and existing under the laws of Korea with its principal registered office at Hynix Semiconductor Bldg., 891 Daechi-Dong, Kangnam-Gu, Seoul, 135-738, Korea (the "Company"), which represents approximately 89.5 percent (89.5%) of all the issued and outstanding capital stock of the Company as of the date hereof;

     WHEREAS, the Seller desires to (i) sell, in the aggregate, 68,250,000 issued and outstanding Shares (the "Subject Shares") to DACOM, (ii) grant to DACOM an option to purchase up to 12,750,000 additional existing Shares of the Company from the Seller, in each case on the terms and conditions set forth herein;

     WHEREAS, it is contemplated that DACOM may nominate additional purchasers ("DAMCOM Nominees" and each of DACOM and the DACOM Nominees, a "Buyer" and collectively, the "Buyer Group") of the Shares pursuant to an accession agreement (the "Accession Agreement"), substantially in the form attached as Exhibit A, whereby each DACOM Nominee will agree to become a Party and be bound by this Agreement as a Buyer and the Shareholders Agreement (as defined below) as a Buyer and to perform, comply with, and be subject to all of the duties, burdens and obligations hereto and thereto, as if such DACOM Nominee had duly and validly executed and delivered this Agreement as a Buyer hereto and the Shareholders Agreement as a Buyer thereto;

     WHEREAS, the Buyers desire to purchase to purchase the Subject Shares from the Seller and DACOM desires to acquire such option from the Seller, in each case on the terms and conditions set forth herein;

     WHEREAS, on the date hereof and concurrent with the execution of this Agreement, DACOM has delivered to the Seller the Performance Deposit (as defined below) to be held by the Seller in accordance with Sections 3.2 and 8.2 hereof; and

     WHEREAS, contemporaneously herewith the Parties hereto have executed and delivered the Shareholders Agreement.

     NOW THEREFORE, in consideration of the mutual representations, warranties, promises, covenants and agreements set forth herein, intending to be legally bound

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hereby, the Seller and each Buyer (individually, a "Party" and, collectively, the "Parties") agree as follows;

     "Threatened" shall mean the receipt by the Company of a demand of other statement in writing that a claim, proceeding, dispute, action of other matter is likely to be asserted, commenced, taken or otherwise pursued against the Company in the future.

     "Threshold" shall mean an amount equal to three-tenths of one percent (0.3%) of the Purchase Price.

     "Trademarks" shall mean Korean and foreign registered and unregistered trademarks, trade dress, service marks, logos, trade names, corporate names and all registrations and applications to register the same.

     "Transactions" shall mean all the transactions provided for by this Agreement.

     "Transaction Documents" shall mean this Agreement, the Shareholders Agreement, the Promissory Notes and the other documents and certificates delivered under or pursuant to the terms of this Agreement.


                                   ARTICLE II

                       PURCHASE AND SALE OF SUBJECT SHARES

     Section 2.1 SALE OF SUBJECT SHARES. Subject to the terms and conditions set forth in this Agreement, at the Closing the Seller will sell, convey, assign, transfer and deliver to the Buyer Group, and the Buyer Group will purchase and acquire from the Seller, the Subject Shares, free and clear of all Encumbrances.

     Section 2.2 PURCHASE PRICE. Subject to the terms and conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to the Buyer Group of the Subject Shares, the Buyer Group shall pay to the Seller an aggregate Purchase Price KRW 819,000,000,000 (the "Purchase Price"), which equals KRW 12,000 per Subject Share (the "Per Share Purchase Price"). The obligations of each Buyer other than DACOM to pay the Purchase Price shall be satisfied in full by payment of ash at Closing, by wire transfer immediately available funds to an account designated by the Seller at least two (2) Business Days prior to the Closing Date. DACOM shall pay the Purchase Price as follows:

     (a) by a deferred payment obligation in the amount of KRW 409,500,000,000 (the "deferred Payment") and by the due issuance at Closing of, principal amount of KRW 409,500,000,000 and the other terms and conditions set forth in Exhibit 2.2(a) (the "Subject Shares Promissory Notes"); for the avoidance of doubt, the Subject Shares Promissory Notes shall be issued for the purpose of "paying for the Deferred Payment" ([INSERT KOREA TRANSLATION]) and not as "instead of

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          the Deferred Payment" ([INSERT KOREAN TRANSLATION]); for the further avoidance of doubt, the obligation to pay the Deferred Payment shall be satisfied to the extent the Subject Shares Promissory Notes are paid; and

     (b) payment of cash at Closing, by wire transfer in immediately available funds to an account designated by the Seller at least two (2) Business

     IN WITNESS WHEREOF, KEPCO and DACOM have caused this Shareholders Agreement to be executed by a duly authorized officer as of the day and year first above written and the Company has caused this Shareholders Agreement to be executed by a duly authorized officer as of the day and year set forth below


                                                DACOM CORPORATION


                                                By: /s/ Un Suh Park
                                                    ----------------------------
                                                    Name: Un Suh Park
                                                    Title: Vice Chairman & CEO


     IN WITNESS WHEREOF, KEPCO and DACOM have caused this Shareholders Agreement to be executed by a duly authorized officer as of the day and year first above written and the Company has caused this Shareholders Agreement to be executed by a duly authorized officer as of the day and year set forth below


                                                DACOM CORPORATION


                                                By: /s/ Dong Suk Kang
                                                    ----------------------------
                                                    Name: Dong Suk Kang
                                                    Title: Chairman & CEO

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              KOREA ELECTRIC POWER CORPORATION


                                              By: /s/ Chung, Soo Eun
                                                  ------------------------------
                                                  Name: Chung, Soo Eun
                                                  Title: Chief Financial Officer

Date: December 2, 2002